Mail Stop 4561   January 28, 2008

David Choo
CMR Mortgage Fund II, LLC
62 First Street, 4th Floor
San Francisco, California 94105

> **Re: CMR Mortgage Fund II, LLC**
> **Form 10, filed January 8, 2008**
> **File No. 000-52903**

Dear Mr. Choo:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Other Risks - Our sales of membership interests in the past could expose us to liability if such sales were to be determined to have been made in violation of Section 3(a)(11) of the Securities Act, page 22

1.   Please revise to disclose whether any members of the fund have requested to rescind their ownership and receive a refund. Also disclose the amount of any liability recorded or disclose that no liability has been recorded.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial

Disclosure, page 46

2.   Please refer to comment 20 in our letter dated June 27, 2007. We believe the
        information required by Item 304 of Regulation S-K is required even if all of the
        financial statements have been reported upon by the new accountant. Therefore,
        we reissue the comment.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Loans Secured by Deeds of Trust, page F-8

3.   Please refer to comment 25 in our letter dated June 27, 2007. We believe that
        until the interest is legally owed to the fund, the amounts represent part of the loan
        balance. Please revise to present these amounts as loans and disclose the amount
        held in an interest reserve trust account for all periods presented.

Condensed Interim Financial Statements

Condensed Statement of Cash Flows, page F-20

4.   Please tell us why the amounts presented as "Contributions from members" does
        not agree with the amounts disclosed in the table on page 43. If the difference is
        due to reinvestments of distributions being included in the table on page 43,
        please disclose this non-cash financing activity in the supplemental disclosure of
        cash flow information for your interim and annual periods.

Note 7. Due From/To Related Parties, page F-25

5.   Please refer to comment 22 in our letter dated June 27, 2007. We note that the
        manager paid for certain operating expenses during the quarter ended September
        30, 2008. Please revise to disclose if the Manager has requested reimbursement
        for all operating costs paid for by the Manager. If the Manager has not requested
        reimbursement, please disclose this fact, the reasons why the Manager has not
        requested reimbursement and the amount.

        *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

David Choo
CMR Mortgage Fund II, LLC
January 28, 2008
Page 4

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Volley at 202-551-3437 or Paul Cline at 202-551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at 202-551-3464 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

CC: By Fax (415) 773-5759
       Richard V. Smith, Esq.
       Orrick, Herrington & Sutcliffe LLP
       The Orrick Building
       405 Howard Street
       San Francisco, CA 94105